                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                      _____________________

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934



                        Multi-Color Corporation
_________________________________________________________________
                         (Name of Issuer)



               Common Stock, no par value per share
_________________________________________________________________
                  (Title of Class of Securities)


                           625383 10 4
_________________________________________________________________
                          (CUSIP Number)


                      Gary P. Kreider, Esq.
                   Keating, Muething & Klekamp
                One East Fourth Street, 18th Floor
                      Cincinnati, Ohio 45202
                          (513) 579-6411
_________________________________________________________________
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           May 2, 1996
_________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

CUSIP NO.  625383 10 4         13D         Page 2 of 9 Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Label Venture Group LLC


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]

                                                          (b)   [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        See Item 3

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Limited Liability Company

                 7  SOLE VOTING POWER

                    525,000 - See Items 4 and 5
   NUMBER OF
  BENEFICIALLY   8  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY        -0-
      EACH
   REPORTING
  PERSON WITH    9  SOLE DISPOSITIVE POWER

                    525,000 - See Items 4 and 5


                10  SHARED DISPOSITIVE POWER

                    -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          525,000 - See Items 4 and 5

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.5% - See Items 4 and 5

 14  TYPE OF REPORTING PERSON*
        00


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   625383 10 4          13D       Page 3 of 9   Pages


  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Louis M. Perlman

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]

                                                          (b)  [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        See Item 3

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                             [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands

                 7  SOLE VOTING POWER

                    525,000 - See Items 4 and 5
   NUMBER OF
     SHARES      8  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH          -0-
   REPORTING
  PERSON WITH    9  SOLE DISPOSITIVE POWER

                    525,000 - See Items 4 and 5

                10  SHARED DISPOSITIVE POWER

                    -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          525,000 - See Items 4 and 5

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.5% - See Items 4 and 5

 14  TYPE OF REPORTING PERSON*
        IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   625383 10 4            13D         Page 4 of 9 Pages


  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Joseph D. Mark

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]
                                                          (b)   [ ]


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        See Item 3

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

                 7  SOLE VOTING POWER

   NUMBER OF        525,000 - See Items 4 and 5
     SHARES
  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY
      EACH          -0-
   REPORTING
  PERSON WITH    9  SOLE DISPOSITIVE POWER

                    525,000 - See Items 4 and 5

                10  SHARED DISPOSITIVE POWER

                    -0-

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          525,000 - See Items 4 and 5

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.6% - See Items 4 and 5

 14  TYPE OF REPORTING PERSON*
        IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          ___________________

               This statement relates to the common stock, $.01 par value per share ("Common Stock") of Multi-Color Corporation
(the "Company"), 4575 Eastern Avenue, Cincinnati, Ohio  45226.

Item 2.   Identity and Background.
          _______________________

          1.   Label Venture Group LLC

               (a) - (c) Label Venture Group LLC ("Label
                         Venture") is a Delaware Limited
                         Liability Company.  Venture's principal
                         business address and the address of its
                         principal office is 650 Madison Avenue,
                         21st Floor, New York, New York  10022.

               (d) Label Venture during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Label Venture during the last five (5) years, has not been a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction which resulted in Label being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)       Not applicable.

          2.   Louis M. Perlman
               ________________

               (a) - (c) Louis M. Perlman ("Perlman") is a co-
                         manager of Label Venture. Mr. Perlman's business address is 19215 Fisher Island Drive, Fisher Island, Miami, Florida 33109. Mr. Perlman's principal occupation is a venture capitalist investor.

               (d)       Perlman during the last five (5) years,
                         has not been convicted in a criminal
                         proceeding (excluding traffic violations or similar misdemeanors).

               (e) Perlman during the last five (5) years, has not been a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction which resulted in Perlman being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          3.   Joseph Mark
               ___________

               (a) - (c) Joseph Mark ("Mark") is a co-manager of
                         Label Venture.  Mr. Mark's principal
                         occupation is the managing director of
                         Hambro America Securities, Inc., an
                         investment banking firm. The address of Hambro America Securities, Inc. is 650 Madison Avenue, 21st Floor, New York, New York, 10022.

               (d) Mark during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mark during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mark being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds.
          __________________________

               The Funds used to purchase the Series A Preferred
Stock (as defined below) were raised in a private offering to investors.


Item 4.   Purpose of Transaction.
          ______________________

               This Schedule 13D is being filed to reflect Label Venture's purchase from the Company of 52,500 shares of the Company's Series A Convertible Preferred Stock, no par value ("Series A Preferred"). The Series A Preferred is immediately convertible into 525,000 shares of Common Stock, subject to adjustment in certain events. Perlman and Mark are the co-managers of Label Venture.

               Label Venture intends to monitor the market for the Company's securities and may purchase or sell some or all of the securities from time to time, depending on conditions. Such purchase or sale could be in one or more public or private transactions.

               Pursuant to the terms of the Series A Preferred Stock, the holders of the Series A Preferred have the right to elect one member to the Company's Board of Directors. Additionally, if the Company defaults in the payment of dividends for four full quarters, the holders of the Series A Preferred have the right to elect two additional members to the Company's Board of Directors. Except for shares of Common Stock that may be issued upon conversion of the Series A Preferred, and except as disclosed elsewhere herein, Label Venture has no current intentions which relate to or would result in any of the following events:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer.
          ________________________________

(a) - (b)

          Label Venture is the record owner of 52,500 shares of Series A Preferred Stock as to which it has sole voting and dispositive power. The Series A Preferred is immediately convertible into 525,000 shares of Common Stock, or 19.6% of the Company's Common Stock after giving effect to full conversion of the Series A Preferred. Perlman and Mark are the co-managers of Label Venture. Except through their respective 18.7% and 4.7% equity interest in Label Venture and the management fees payable by Label Venture to Perlman and Mark, Perlman and Mark disclaim beneficial ownership of the securities held of record by Label Venture.

(c) Except as reported herein, none of Label Venture, Mark and Perlman have effected any transactions in equity securities of the Company during the past sixty days.

(d)       None

(e)       Not Applicable

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer.
          ______________________________________________________

               Label Venture is a party to the following agreements, all of which are discussed in Item 5 above:

          1. Registration Rights Agreement dated May 2, 1996 between the Company and Label Venture relating to the Common
Stock issuable upon exercise of the Series A Convertible
Preferred Stock.

          2. Placement Agreement between the Company and Hambro America Securities, Inc. in connection with the sale of the Series A Preferred Stock. Hambro America Securities, Inc. received $171,148.16 for the payment of investment banking and financial advisory services and the reimbursement of expenses. Label Venture was not a party to such agreement. Mark is the managing director of Hambro America Securities, Inc. and a co-manager of and investor in Label Venture.

               Other than as listed above, none of Label Venture, Mark or Perlman is party to any agreement with respect to any securities of the Company, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.
          ________________________________

          1.   Placement Agreement between the Company and Hambro
America Securities, Inc.

          2.   Statement of Joint Filing.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

                                   LABEL VENTURE GROUP LLC



Dated:  May 10, 1996               BY: /s/Louis M. Perlman
                                      __________________________
                                      Louis M. Perlman
                                      Its: Co-Manager




                                   /s/Louis M. Perlman
                                   _____________________________
                                   Louis M. Perlman



                                   /s/Joseph D. Mark
                                   ______________________________
                                   Joseph D. Mark

                            EXHIBIT 1



[HAMBROS LETTERHEAD]


                         August 23, 1995



PERSONAL AND CONFIDENTIAL



Mr. John C. Court
Chief Executive Officer and President
Multi-Color Corporation
4575 Eastern Avenue
Cincinnati, Ohio  45226

Dear Mr. Court:

          The purpose of this letter is to outline the arrangements under which Hambro America Securities, Inc. ("Hambro") is engaged by Multi-Color Corporation (the "Company") as the Company's financial advisor and investment banker in connection with providing the Company with recommendations regarding its strategic alternatives ("Phase 1") and, if requested by the Company's Board of Directors, represent the Company in connection with the implementation of such recommendation(s) ("Phase 2"), including, but not limited to, (i) the placement of $3 million to $5 million of equity and/or equity-linked securities (the "Securities") or (ii) the sale of all or a portion of the Company.

          Section 1. Services to be Rendered. In connection with its engagement hereunder, Hambro will, to the extent required, (i) conduct due diligence on the Company to better understand its underlying business, financial condition and prospects; (ii) analyze and evaluate the Company's strategic alternatives; (iii) present such analyses and recommend appropriate alternatives to the Company's Board of Directors (the "Presentation"); and (iv) as appropriate, assist the Company with the implementation of Phase 2, which could include either (a) placing the Securities or (b) selling all or a portion of the Company.

          Section 2.  Compensation.  For Hambro's services
hereunder, the Company agrees to compensate Hambro in cash as follows:

          (a) A non-refundable financial advisory fee of $50,000; $25,000 of such amount payable upon the execution of this letter agreement and $25,000 payable in two (2) consecutive monthly payments of $12,500, with the first of such monthly payments payable thirty (30) days from the date hereof.

          (b) At the closing of a Placement (as defined hereinafter), a success fee equal to six percent (6.0%) of any amount of equity and/or equity-linked capital raised in connection with a Placement, against which the financial advisory fee as provided for in Section 2.(a) hereof shall be credited; provided, however, in no event shall the success fee be less than $200,000, against which the financial advisory fee as provided for in Section 2.(a) hereof shall be credited.

          (c) At the closing of a Transaction (as defined hereinafter), a success fee equal to $400,000 plus five percent (5.0%) of the Aggregate Consideration (as defined hereinafter) in excess of a value to be determined between Hambro and the Company, upon the Board of Directors' approval to sell all or a portion of the Company, against which the financial advisory fee as provided for in Section 2.(a) hereof shall be credited. In the event of a Transaction involving only the Company's conventional labels business, the calculation of the success fee shall not be determined by the formula outlined above, but shall be mutually agreed upon between Hambro and the Company prior to the commencement of Phase 2 or at a more appropriate date.

          Additional fees shall be payable to Hambro for services provided which are not contemplated by this letter agreement.
Such additional fees shall be based upon the nature of the additional services provided and shall be mutually agreed upon between Hambro and the Company.

          For purposes of this letter agreement, a Placement will be defined as the funding through Hambro America Securities, Inc.
of any equity and/or equity-linked securities issued by the Company (and/or any of its affiliates).

          For the purposes of this letter agreement, a Transaction shall be defined to include any transaction or series or combination of transactions, not in the ordinary course of business, whereby, directly or indirectly a controlling interest (defined as greater than 50%) in the Company or any of its businesses or any of its respective assets are transferred for consideration, including, without limitation, a sale or exchange of capital stock or assets, a merger or consolidation, a leveraged buyout, the formation of a joint venture, a leveraged recapitalization, spin-off or any similar transaction or transactions having similar effect.

          For purposes of this letter agreement, Aggregate Consideration shall be defined as the total amount agreed to in writing (including amounts to be paid in escrow) to be paid to the Company and/or the Company's shareholder(s) in payment or exchange for the assets or stock or other equity ownership
(including amounts to be received by the holders of any options, warrants and convertible securities), plus the value of any debt, capital lease and preferred stock obligations of the Company assumed, retired or defeased in connection with the Transaction.
To the extent the Company's shareholder(s) retain any residual interest in the assets or operations of the Company, the present value of such residual interest (as mutually agreed to by the Company and Hambro) shall be included in the calculation of Aggregate Consideration. Any amount to be paid contingent upon future events shall be estimated for purposes of the fee calculation at an expected value mutually agreeable to the Company and Hambro at the time of closing, except that amounts held in escrow shall be deemed paid at closing. To the extent that less than all, but more than fifty percent (50%), of the common equity securities are purchased for purposes of this calculation, the common equity value will be determined by assuming that all of the common equity securities have been purchased under the same terms at the same price as those common equity securities which are actually purchased in connection with the sale of the Company.

          Section 3. Role as Placement Agent. Hambro will be the Company's sole and exclusive banking representative in connection with the Placement, including negotiations with any entity concerning the sale of the Securities.

          In soliciting purchases of the Securities, Hambro will act solely as your agent and not as principal, Hambro shall make reasonable efforts to assist you in obtaining performance by any purchaser whose offer to purchase the Securities has been solicited by Hambro. However, Hambro will not have any liability to you in the event any such purchase is not consummated for any reason and will not have any obligation to purchase the Securities under any circumstances.

          Section 4. Indemnification. Hambro and the Company have entered into a separate letter agreement, dated the date hereof, providing for the indemnification of Hambro by the Company in connection with Hambro's engagement hereunder.

          Section 5.  Expenses.  In addition to any fees that
may be payable to Hambro, the Company hereby agrees, from time to time upon request, to reimburse Hambro for all of its reasonable out-of-pocket expenses incurred in connection with or otherwise arising out of Hambro's engagement hereunder. These expenses may include charges for travel, research, supplies, word processing, telephone, facsimile and the fees for our attorneys should their advice be required.

          Section 6. Termination of Engagement. Hambro's engagement hereunder may be terminated by either the Company or Hambro at any time, with or without cause, upon written advice to that effect to the other party; provided, however, that in any event, Hambro shall be entitled to its full fee as provided for in Section 2.(a) hereof; and provided further, in the event that a Placement (as defined herein) or a Transaction (as defined herein) is consummated at any time within two (2) years of such termination (and in the case of a Transaction, with any party which was identified by, and/or in contact with, the Company and/or Hambro during the term of the engagement hereunder), Hambro shall be entitled to its full fee as provided for in Sections 2.(b) or 2.(c) hereof (as applicable). The provisions of this Section 6 and Sections 4 and 5 hereof shall survive any such termination.

          Section 7.  Miscellaneous.

          (a) Hambro will be under no obligation to make an independent appraisal of assets or an independent investigation or inquiry as to any representation of, or information supplied by and regarding, the Company and/or any of its affiliates. The Company represents that, to the best of its knowledge, all information and documents supplied to Hambro by the Company and/or any of its affiliates will be accurate and complete in all material respects.
               It is understood that Hambro will rely on the accuracy and completeness of all information and all documents furnished to it and shall have no liability with respect to any errors, mistakes or inadequacy relating to such information or documents.

          (b) The Company expressly acknowledges that Hambro has been retained solely as an agent and financial advisor to the Company, and not as an agent of, or financial advisor to, any other person, and that the Company's engagement of Hambro is not intended to confer rights upon any persons not a party hereto (including shareholders, employees or creditors of the Company) as against Hambro, Hambro affiliates or their respective directors, officers, agents and employees.

          (c) The Company will not furnish any material prepared by Hambro hereunder to any other person or persons, or publicly disclose any advice or opinion rendered by Hambro hereunder, without Hambro's prior approval.

          (d) This letter agreement and the indemnification agreement, both dated the date hereof, will be deemed made in the State of New York. Such agreements and all controversies arising from or related to performance under such agreements will be governed by the laws of the State of New York, without regard to such state's rules concerning conflicts of laws. The Company hereby irrevocably and unconditionally consents to such state's jurisdiction and venue in any court of the State of New York or any Federal court sitting in the State of New York for the purposes of any suit, action or other proceeding arising out of this letter agreement or any of the agreements or transactions contemplated by this letter agreement and hereby agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The Company hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the Company at its address set forth above, such service to become effective ten
               (10) days after such mailing.

          (e) This agreement may be executed in counterparts, all of which together will be considered a single instrument.

          Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

                                   Very truly yours,

                                   HAMBRO AMERICA
                                   SECURITIES, INC.



                                   By:/s/Joseph D. Mark
                                      __________________________
                                      Joseph D. Mark
                                      Managing Director

Acknowledged and agreed to in full:

MULTI-COLOR CORPORATION



By:/s/John C. Court
   ____________________________


Name:  John C. Court
       ________________________


Title:    President
       ________________________


Date:     August 23, 1995
       ________________________

                         August 23, 1995







Hambro America Securities, Inc.
650 Madison Avenue
New York, New York  10022

Gentlemen:

     In consideration of your agreement to provide us with financial advisory and investment banking services, we agree to indemnify and hold harmless you and your affiliates, the respective directors, officers, agents and employees of you and your affiliates and each other person, if any, controlling you or any of your affiliates from and against any losses, claims, damages or liabilities (or actions in respect thereof) related to or arising out of such engagement of your role in connection therewith, and will reimburse you and any other party entitled to be indemnified hereunder for all expenses (including counsel fees) as they are incurred by you or any such other indemnified party in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation in which you are a party. We will not, however, be responsible for any claims, liabilities, losses, damages or expenses that result primarily from your bad faith or gross negligence. We also agree that neither you, nor any of your affiliates, nor any officer, director, employee or agent of you or any of your affiliates, nor any person controlling you or any of your affiliates shall have any liability (whether direct or indirect, in contract or tort or otherwise) to us for or in connection with such engagement except for any such liability for losses, claims, damages, liabilities or expenses incurred by us that result primarily from your bad faith or gross negligence.

     If such indemnification is for any reason not available, we agree to contribute to the losses, claims, damages and liabilities involved in such proportion as it is appropriate to reflect the relative benefits received (or anticipated to be received) by us and by you from the actual or proposed transaction giving rise to your engagement as well as other possible considerations such as the relative fault of us on the one hand and of you on the other hand. Under no circumstances (whether in connection with contribution, indemnification or otherwise) shall Hambro and the other persons indemnified hereunder be responsible for amounts which in the aggregate are in excess of the amount of any fee received by Hambro in connection with its engagement.

     We further agree that we will not, without the prior written consent of Hambro (which will not be unreasonably withheld), settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not Hambro or any indemnified person is a party therein) unless the foregoing includes an unconditional release of Hambro and such other indemnified person hereunder from all liability arising therefrom.

     Our indemnity, reimbursement and contribution obligations under this letter agreement shall be in addition to any rights that Hambro or any indemnified, person may have at common law or otherwise, WE AND YOU WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR ACTION ARISING OUT OF YOUR ENGAGEMENT OR THIS LETTER AGREEMENT.

     It is understood that your services hereunder may be terminated with or without cause by you or by us at any time, without liability or continuing obligation to you or to us (except for any fees, compensation and expense reimbursement you are entitled to receive pursuant to your letter agreement with us dated the date hereof), and except that, regardless of any such termination or completion of such assignments, the provisions contained in the preceding paragraphs shall remain operative and in full force and effect.

                              Very truly yours,

                              MULTI-COLOR CORPORATION



                              By:  /s/John C. Court
                                   ___________________________
                                   John C. Court
                                   Chief Executive Officer and
                                   President

Accepted:

HAMBRO AMERICA SECURITIES, INC.

By:   /s/Joseph D. Mark
     _________________________________
     Joseph D. Mark
     Managing Director

Date:         August 23, 1995
     _________________________________

                         EXHIBIT 2

                    JOINT FILING STATEMENT

     This Joint Filing Statement is executed this 10th day of May, 1996 among Label Venture Group LLC, a Delaware limited liability company ("Label Ventures"), Louis M. Perlman
("Perlman") and Joseph D. Mark ("Mark").

     WHEREAS, as of the date hereof, Label Venture is the record owner of 52,500 shares of Multi-Color Corporation Series A
Convertible Preferred Stock ("Series A Preferred");

     WHEREAS, Mark and Perlman are the Co-Managers of Label
Venture, and because of said position may be deemed to be the beneficial owner of the Series A Preferred owned by Label
Venture;

     NOW, THEREFORE, Label Venture, Perlman and Mark do hereby agree to file jointly with the Securities and Exchange
Commission any Schedules or other filings or amendments thereto made by or on behalf of Label Venture pursuant to Section 13(d) of the Securities Exchange Act of 1934.

                              LABEL VENTURE GROUP LLC



                             BY:/s/ Louis M. Perlman
                                ________________________
                                Louis M. Perlman
                                ITS:  Co-Manager



                             /s/Louis M. Perlman
                             ___________________________
                             LOUIS M. PERLMAN



                             /s/Joseph D. Mark
                             ___________________________
                             JOSEPH D. MARK